Exhibit 20.1

                         News Release

FOR IMMEDIATE RELEASE              CONTACT:  Thomas P. Scottino
March 11, 1996                     (708)512-7504
                                   tom_scottino@pcmail.tellabs.com
                                   http://www.tellabs.com

TELLABS TO ACQUIRE STEINBRECHER
Wireless Local Access Solutions to Augment Tellabs' Global Access
Portfolio

Lisle, Ill. -- Telecommunications equipment manufacturer Tellabs, Inc., announced today that it intends to acquire Steinbrecher Corporation a privately held provider of wideband wireless communications systems based in Burlington, Mass. Under the terms of the agreement, which is subject to regulatory approval and approval by Steinbrecher's stockholders, Tellabs will acquire 100 percent of the outstanding share capital of Steinbrecher for a purchase price of approximately $76 million.

Founded in 1973, Steinbrecher supplies wideband station products for digital cellular and wireless data applications. The company's base station products are ideally suited to fast-growing wireless access applications such as indoor cellular and wireless local loop. Sales for the company's calendar year ended December 31, 1995, were approximately $10.1 million.

Steinbrecher is currently completing development of its MiniCell family of cellular base station products, which is expected to go into field trial next winter. Targeted applications for this product group include indoor wireless and wireless local loop in both developed and newly industrialized nations worldwide. Other Steinbrecher radio base station products address cellular digital packet data (CDPD) applications.

"This acquisition will significantly expand our ability to provide 'last mile' access solutions in wireline, coax or wireless applications around the world," said Tellabs International President Peter A. Guglielmi. "The MiniCell family is a logical addition to our existing access portfolio."

The MiniCell products allow radio base stations to be easily adapted to the different frequency bands and modulation formats used in public and private wireless services. "Our strategy has been to leverage our expertise in wideband radio systems to provide innovative radio solutions for cellular operators," said Steinbrecher President and CEO
R. Douglas Shute. "Our technology, combined with Tellabs' global reach and array of transmission products, will create a potent industry force."

"Synergy between the MiniCell base station and Tellabs's flagship TITAN (a registered trademark of Tellabs, Inc.) and Martis DXX (a trademark of Martis Oy) systems will expand Tellabs' ability to address the worldwide market for communications infrastructure equipment," said Tellabs
President and CEO Michael J. Birck. "And, we believe we have found a core of highly talented, compatible individuals who will make an outstanding contribution as part of the Tellabs team."

Steinbrecher currently employs more than 130 people at its Burlington headquarters, which will become the home of the Tellabs Wireless System Division.

Tellabs designs, manufactures, markets and services voice and data transport and network access systems. The Company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).